Filed by SilverBox Engaged Merger Corp I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  SilverBox Engaged Merger Corp I

Commission File No.: 001-40118

WSJ: Veteran-Focused Black Rifle Coffee Going Public Through $1.7 Billion SPAC Deal

Amrith Ramkumar

November 2, 2021

Black Rifle Coffee Co. is going public by combining with a special-purpose acquisition company in a merger that values the coffee seller focused on military veterans at about $1.7 billion, the companies said.

Known for its pricier coffee and firearms-themed products such as its AK-47 Espresso Blend, Black Rifle is combining with the SPAC SilverBox Engaged Merger Corp. I.

Black Rifle also sells branded apparel and produces digital content to promote its products to veterans and first responders.

Founded by former Green Beret Evan Hafer in 2014, Black Rifle has capitalized on consumers’ desire to shop at brands that support social causes. Mr. Hafer vowed in 2017 to hire 10,000 veterans after Starbucks Corp. promised to hire 10,000 refugees following then President Donald Trump’s executive order barring more refugees from entering the country.

Today, about half of Black Rifle’s roughly 600 employees are military veterans, a total that Mr. Hafer said in an interview he expects to grow after the SPAC deal.

“This just reaffirms my commitment to that promise,” he said.

Salt Lake City-based Black Rifle expects sales this year to grow about 40% to roughly $230 million. Most of the company’s revenue comes from online sales. It also has seven physical stores across the country and sells through large outlets such as Walmart Inc.

Former Green Beret Evan Hafer founded Black Rifle in 2014. He has said he hopes to keep the company focused on veterans’ issues rather than a certain political party.

PHOTO: LINDSAY D'ADDATO FOR THE WALL STREET JOURNAL

As part of the deal, Black Rifle plans to reorganize as a public-benefit corporation, meaning it will have fiduciary duties both to shareholders and social good. Many startups have become PBCs, with investors increasingly giving priority to companies’ missions.

“We want to do well for ourselves and do good for our community,” Joe Reece, the SPAC’s executive chairman, said.

Black Rifle is raising $100 million in a private investment in public equity, or PIPE, associated with the deal. The hedge fund Engaged Capital—one of the firms that backs the SilverBox Engaged SPAC—is also putting in $100 million.

Black Rifle and the SPAC have also raised additional funds in case SPAC investors withdraw money before the deal closes. Such withdrawals tend to occur when a SPAC’s shares trade below its listing price and have surged lately, making it harder to complete deals. The SilverBox SPAC currently has $345 million.

Some of the cash from the deal will be used to pay down Black Rifle’s debt and cover transaction costs.

Also called a blank-check firm, a SPAC raises money, then lists on a stock exchange with the sole intention of combining with a private firm like Black Rifle to take it public. After a deal is announced, the company releases detailed financial statements. Regulators review its information, then approve the deal. After it closes, the private company replaces the SPAC in the stock market.

Such deals have emerged as common alternatives to traditional initial public offerings for startups in the past few years, in part because companies merging with SPACs can make business projections that wouldn’t be allowed in IPOs.

Investor excitement has returned to SPACs and the companies they take public after shares of the SPAC that is taking Mr. Trump’s new social-media venturepublic recently skyrocketed.

SilverBox Engaged is backed by Engaged and several other investment firms: private-equity firm Boxwood Capital, merchant bank Helena Capital and debt investor Silver Rock Financial.

The SPAC team and Black Rifle executives and investors have agreed to forfeit some of their shares if the stock doesn’t hit certain thresholds. Such steps are intended to ease concerns about SPAC deals disproportionately enriching insiders—who typically get cheap shares—at the expense of other investors.

Both companies are also donating some shares to the BRCC Fund, Black Rifle’s veteran-focused charity.

Black Rifle has made political headlines in recent years, but Mr. Hafer said he hopes to keep the company focused on veterans and unaffiliated with a political party.

Kyle Rittenhouse, the teenager who is on trial for killing two people and wounding another during a 2020 Black Lives Matter protest in Kenosha, Wis., was photographed wearing a Black Rifle Coffee T-shirt when he was released on bond late last year.

Mr. Rittenhouse has pleaded not guilty. A photo from the U.S. Capitol riot in January then captured a man wearing tactical gear and a Black Rifle Coffee hat jumping over a railing with a handful of plastic handcuffs.

The company will be renamed BRC Inc. after the deal closes.

IMPORTANT LEGAL INFORMATION

Forward-Looking Statements

Certain statements in this communication are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Authentic Brands, LLC (the “Company”) or SilverBox Engaged Merger Corp I (“SBEA”). Forward-looking statements generally relate to future events or SBEA’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by SBEA and its management, and the Company and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) SBEA’s ability to complete the business combination; (2) the outcome of any legal proceedings that may be instituted against SBEA, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of SBEA, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; (12) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions, purchase price and other adjustments; and (13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in SBEA’s final prospectus relating to its initial public offering dated February 25, 2021, in the registration statement on Form S-4 (the “Form S-4”) relating to the business combination to be filed with the Securities and Exchange Commission (the “SEC”), and in subsequent filings with the SEC, including the final prospectus/proxy statement relating to the business combination. There may be additional risks that neither SBEA nor the Company presently know or that SBEA and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither SBEA nor the Company undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication.

Additional Information about the Proposed Business Combination and Where to Find It

This communication is being made in respect of the proposed transaction involving SBEA and the Company. In connection with the proposed business combination, the Form S-4 is expected to be filed by a newly-formed holding company (“PubCo”) with the SEC that will include a proxy statement of SBEA and that will also include a prospectus of PubCo. SBEA’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ, WHEN AVAILABLE, THE FORM S-4, INCLUDING THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND THE AMENDMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION, AS THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT SBEA, PUBCO, THE COMPANY AND THE PROPOSED BUSINESS COMBINATION. This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SBEA as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

SBEA, PubCo and their respective directors and executive officers may be deemed participants in the solicitation of proxies from SBEA’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in SBEA is contained in SBEA’s final prospectus related to its initial public offering dated February 25, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed business combination when available.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of SBEA in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination that will be filed on Form S-4 when available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.